Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 4, 2013
TO THE PROSPECTUS DATED APRIL 15, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2013, as supplemented by Supplement No. 6 dated July 15, 2013, Supplement No. 7 dated August 12, 2013, Supplement No. 8 dated August 16, 2013, and Supplement No. 9 dated September 6, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 10 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•	the status of our public offering; and

•	our recent property acquisitions.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of September 27, 2013, we had received and accepted investors’ subscriptions for and issued 48,628,489 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $491,130,049. As of September 27, 2013, we had raised approximately $496,956,012 in gross offering proceeds in both our private and public offerings.
As of September 27, 2013, approximately 99,365,506 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of the date the SEC declares effective the registration statement relating to our follow-on offering or January 3, 2014.
Our Recent Property Acquisitions

As described in greater detail below, on September 24, 2013, we acquired Watermark at Indian Lake Village, a multifamily community located in Hendersonville, Tennessee. We also acquired Broadstone Ashwood, a multifamily community located in Mansfield, Texas, and The Heights Apartments, a multifamily community located in Houston, Texas, on September 27, 2013 and September 30, 2013, respectively. With the acquisition of these three properties, we have invested approximately $1.1 billion in 51 properties in 11 states representing 12,189 units and 30,125 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased 21 additional properties in 2013.
Acquisition of Watermark at Indian Lake Village
On September 24, 2013, we acquired from a third party seller a fee simple interest in a 206-unit multifamily residential community located in Hendersonville, Tennessee, commonly known as Watermark at Indian Lake Village, or the Cantare property. SIR Cantare, LLC, or SIR Cantare, a wholly-owned subsidiary of our operating partnership, acquired the Cantare property for an aggregate purchase price of $29,000,000, excluding closing costs. SIR Cantare funded the payment of the purchase price for the Cantare property with proceeds from our public offering.
We have initiated the process to re-name the Cantare property to Cantare at Indian Lake Village.

An acquisition fee of approximately $581,000 was earned by our advisor in connection with the acquisition of the Cantare property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Cantare property was 6.07%.
The Cantare property is a 206-unit residential community constructed in 2013. The Cantare property is comprised of three three-story residential buildings and a separate leasing office/clubhouse situated on an 8-acre site. The apartments at the Cantare property consist of one, two, and three-bedroom units averaging 1,011 square feet per unit. Average in-place monthly rent at the Cantare property was approximately $1,054 as of September 23, 2013. Unit amenities at the Cantare property include gourmet bar-kitchens with pendant lighting, smoke-free apartments, built-in microwaves, granite counter tops, designer light fixtures, nine-foot ceilings, walk-in closets, washer and dryers, private balconies, garages and garden tubs. Property amenities at the Cantare property include a clubroom with televisions, kitchen and coffee bar, Wi-Fi hot spots throughout the clubroom and pool area, 24-hour fitness center, resort-style swimming pool, poolside entertainment area with gas grill, 24-hour maintenance and pet-friendly facilities. Occupancy at the Cantare property was 92% as of September 23, 2013. We have engaged Steadfast Management Company, Inc., or Steadfast Management, to serve as the property manager for the Cantare property.
Acquisition of Broadstone Ashwood
On September 27, 2013, we acquired from a third party seller a fee simple interest in a 336-unit multifamily residential community located in Mansfield, Texas, commonly known as Broadstone Ashwood, or the Mansfield property. SIR Mansfield Landing, LLC, or SIR Mansfield, a wholly-owned subsidiary of our operating partnership, acquired the Mansfield property for an aggregate purchase price of $30,900,000, excluding closing costs. SIR Mansfield financed the payment of the purchase price for the Mansfield property with a combination of: (1) proceeds from our public offering and (2) a loan in the aggregate principal amount of $22,750,000 from PNC Bank, National Association, or PNC, pursuant to the requirements of the Federal Home Loan Mortgage Corporation, or Freddie Mac, Capital Markets Execution Program.
We have initiated the process to re-name the Mansfield property to The Landing at Mansfield.
An acquisition fee of approximately $625,000 was earned by our advisor in connection with the acquisition of the Mansfield property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Mansfield property was 6.07%.
The Mansfield property is a 336-unit residential community constructed in 2006. The Mansfield property is comprised of 15 three-story residential buildings and one single story office/clubhouse on approximately a 18.66-acre site. The apartments at the Mansfield property consist of one, two and three-bedroom units averaging 856 square feet per unit. Average in-place monthly rent at the Mansfield property was approximately $891 as of September 26, 2013. Unit amenities at the Mansfield property include kitchen pantries, washer and dryer connections, spacious closets, icemakers, disposals and porches or patios. In addition, select units have garden tubs. Property amenities at the Mansfield property include a clubhouse, 24-hour clubhouse Wi-Fi, swimming pool and spa, business center, common laundry center, storage units, fitness center, detached garages, remote access gates and pet-friendly facilities. Occupancy at the Mansfield property was 96% as of September 26, 2013. We have engaged Steadfast Management to serve as the property manager for the Mansfield property.
Acquisition of The Heights Apartments
On September 30, 2013, we acquired from a third party seller a fee simple interest in a 504-unit multifamily residential community located in Houston, Texas, commonly known as The Heights Apartments, or the Heights property. SIR Heights, LLC, or SIR Heights, a wholly-owned subsidiary of our operating partnership, acquired the Heights property for an aggregate purchase price of $37,000,000, excluding closing costs. SIR Heights financed the payment of the purchase price for the Heights property with a combination of: (1) proceeds from our public offering and (2) a loan in the aggregate principal amount of $29,014,000 from PNC pursuant to the requirements of the Freddie Mac Capital Markets Execution Program.

An acquisition fee of approximately $748,000 was earned by our advisor in connection with the acquisition of the Heights property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Heights property was 7.26%.
The Heights property is a 504-unit residential community constructed in two phases between 1977 and 1978. The Heights property is comprised of 30 two-story residential buildings, one single story office, one clubhouse and 5 laundry/boiler buildings, all on approximately 15 acres. The apartments at the Heights property consist of a mix of one and two-bedroom units averaging 750 square feet per unit. Average in-place monthly rent at the Heights property was approximately $865 as of September 27, 2013. Unit amenities at the Heights property include walk-in closets, balconies and/or patios and built-in book cases. In addition, select units have wood burning fireplaces and a dry bar. Property amenities at the Heights property include a clubhouse, controlled access gates, four swimming pools, dog park, five common laundry centers, covered parking, resident concierge and pet-friendly facilities. Occupancy at the Heights property was 95% as of September 27, 2013. We have engaged Steadfast Management to serve as the property manager for the Heights property.